Postal Code 20549-0303
								May 18, 2005

By Facsimile 646.848.4887 and U.S. Mail

Stephen Besen, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069,

RE:	BioMarin Pharmaceutical, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed: May 17, 2005 by Caduceus Capital Master
	Fund Limited et al.
	SEC File No.: 0-26727

Dear Mr. Besen:

We have the following comments on your filing.

 	General

1. We note your response to prior comment number one. Please revise the proxy statement to affirmatively indicate that your belief that the election of the Caduceus Nominees would not constitute a change of control under the indenture governing the Company`s 3.5% convertible subordinated notes is based upon your interpretation of the indenture. Clarify whether or not this interpretation is based upon an opinion of counsel. In addition, please disclose that the Company disputes your interpretation.

2. We note the OribMed Entities began to consider seeking to nominate directors in January of 2005 and that a letter was written to the Company`s nominating committee in January of 2005 that requested three OribMed nominees. Notwithstanding the intentions expressed in this letter, a Schedule 13D was not filed until April 15, 2005. Please advise us why the OribMed Entities continued to believe they were eligible to make the certification required by Item 10 of Schedule 13G until this time. In addition, please discuss why the OribMed entities apparently believed they did not hold the subject class with the purpose of effect of influencing the issuer.

3. Advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by when brokers must receive instructions in order to have the votes reflect security holder selections.

Closing Comment

	Please amend the Schedule 14A promptly to comply with our comments. Include a cover letter with your response to each comment, and note the location of any change in the revised material.
If you do not agree with a comment, please tell us why in your response. File your response via EDGAR, tagged as "CORRESP." We may have additional comments based on our review of the revised material and your response to our comments.

	Please direct any questions to me at (202) 551-3266.

						Sincerely,


						Nicholas P. Panos
						Special Counsel
						Office of Mergers
						and Acquisitions